Ecopetrol reports the extension of the exclusivity period in connection with the potential acquisition of 51.4% stake in Interconexión Eléctrica S.A. – ISA and gives an update on the financing sources

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that the Exclusivity Agreement signed with the Ministry of Finance and Public Credit (“MHCP”) on February 12, in connection with Ecopetrol’s potential acquisition of MHCP’s 51.4% stake in Interconexión Eléctrica S.A. (“ISA”), has been extended until August 31, 2021. The exclusivity agreement provides the framework through which the negotiation process and due diligence activities for the potential acquisition have been ongoing.

Moreover, Ecopetrol has informed the MHCP of its decision of not conditioning the closing of ISA’s acquisition to an equity offering. This decision relies on the favorable evolution of the financial situation of Ecopetrol Group, which provides the flexibility to achieve the closing of the ISA transaction through a credit facility with international banks, and aligned with the leverage parameters established in the Company's business plan. The disbursement of such credit facility would be subject to the closing of the ISA transaction.

Notwithstanding the above, the Company will continue working on structural financing initiatives for the energy transition strategy, such as an equity issuance and/or the execution of medium and long-term debt transactions, under favorable market conditions.

Bogotá D.C., June 23, 2021

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Ecopetrol is the largest company in Colombia and one of the main integrated oil and gas conglomerates in Latin America, with more than 13,000 employees. It accounts for more than 60% of the hydrocarbon production in Colombia, and it owns the largest refineries and most of the country's oil-pipelines and multi-purpose pipelines network. It also participates in the commercialization of energy and in the distribution of gas. At the international level, Ecopetrol focuses on strategic basins on the American continent, with E&P operations in the United States (the Permian basin and the Gulf of Mexico), Brazil and Mexico. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co